SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                          EASYLINK SERVICES CORPORATION
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                   277 84T 101
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                                 (CUSIP Number)

                    ROBERT S. FEIT, ESQ., ASSISTANT SECRETARY
             AT&T CORP., 295 NORTH MAPLE AVENUE, BASKING RIDGE, NJ  07920
                                 (908) 221-2000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                NOVEMBER 28, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)
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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._277 84T 101                  13D                   Page_2_ of __ Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         AT&T Corp., IRS No. 13-4924710
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
                                       SC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    NEW YORK
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               7    SOLE VOTING POWER
  NUMBER OF
                                   24,239,798
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                            - 0 -
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                   24,239,798
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                      - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   24,239,798
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      14.7%
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14   TYPE OF REPORTING PERSON*
                                       CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D                   Page 3  of    Pages
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Item 1.  Security and Issuer.

Class A Common Stock of Easylink Services Corporation. The principal business address of the Issuer is 399 Thornall Street, Edison, NJ 08837.
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Item 2.  Identity and Background.

     (a)      AT&T Corp. ("AT&T"),
     (b)      32 Avenue of the Americas, New York, NY  10013-2412
     (c) AT&T is a major participant in the communications industry. The attached Schedule I is a list of the executive officers and directors of AT&T which contains the following information with respect to each such person: name; business address; present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and AT&T has no controlling person or corporation.
     (d),(e)  During  the last five  years,  neither  AT&T  nor,  to the best of
              AT&T's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)      a New York corporation
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Item 3.  Source and Amount of Funds or Other Consideration.

In connection with the restructuring of approximately $35,000,000 of indebtedness (the "Indebtedness") owed by the Issuer to AT&T, including the retirement of portions of the Indebtedness and an extension of the maturity date with respect to the remaining indebtedness, the Issuer transferred 14,239,798 shares of its Class A Common Stock to AT&T and gave AT&T immediately exercisable warrants to purchase an additional 10,000,000 shares at a price of $0.61 per share. The Indebtedness was created by the Issuer's default under the terms of a promissory note made by the Issuer in favor of AT&T. The promissory note evidenced the Issuer's obligation to pay AT&T for certain services under a Transition Services Agreement by and between the Issuer and AT&T, dated as of January 31, 2001.
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Item 4.  Purpose of Transaction.

As a result of the debt restructuring of the Issuer (more fully described in Item 3, above), AT&T acquired the Class A Common Stock that is the subject of this Schedule (the "Shares"). AT&T intends to treat the Common Stock of the Issuer as a passive investment and will realize a gain or loss, if any, on the sale of the Shares if sold.
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

Item 5.  Interest in Securities of the Issuer.

     (a) AT&T is the beneficial owner of the Shares. The Shares represent approximately 14.7% of the total number of shares of the Class A Common Stock of the Issuer as of November 30, 2001. To the knowledge of the Reporting Person, none of the persons listed on
              Schedule I hereto beneficially owns any shares of Common Stock or other securities of the Issuer.
     (b) AT&T maintains the power to vote or to direct the voting of, and the power to dispose of, or to direct the disposition of, the Shares.
     (c) Except as otherwise set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, has executed transactions in the Common Stock during the past 60 days.
     (d) Except for the Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

AT&T and the Issuer are parties to a Registration Rights Agreement, dated as of June 1, 2001, with respect to the Shares. A copy of the Registration Rights Agreement is attached hereto. AT&T and the Issuer are also parties to an Accession Agreement dated November 27, 2001, a copy of which is attached hereto, as well as a Modification Agreement, dated as of June 2, 2001, a copy of which is attached hereto.
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Item 7.  Material to be Filed as Exhibits.

1.  Accession Agreement dated as of November 27, 2001, between AT&T and the
    Issuer.
2. Joinder of AT&T, dated as of June 1, 2001, to Registration Rights Agreement between the Issuer and GATX Technology Services Corporation.
3.  Modification Agreement, dated as of June 2, 2001, between AT&T and the
    Issuer.
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            December 24, 2001
                                        ----------------------------------------
                                                         (Date)

                                            /s/  Robert S. Feit
                                        ----------------------------------------
                                                       (Signature)

                                            Assistant Secretary
                                        ----------------------------------------
                                                       (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule I



C. Michael Armstrong     - Chairman and Chief Executive Officer, AT&T Corp.
Betsy J. Bernard         - Executive Vice President and President and CEO - AT&T
                           Consumer
James W. Cicconi         - General Counsel and Executive Vice President - Law &
                           Government Affairs
Nicholas S. Cyprus       - Vice President and Controller
David W. Dorman          - President - AT&T Corp.
Edward M. Dwyer          - Vice President and Treasurer
Hossein Eslambolchi      - President - AT&T Labs & Chief Technology Officer
Mirian M. Graddick-Weir  - Executive Vice President - Human Resources
Frank Ianna              - Executive Vice President and President AT&T Network
                           Services
Richard J. Martin        - Executive Vice President - Public Relations and
                             Employee Communications
Charles H. Noski         - Senior Executive Vice President and Chief Financial
                           Officer - AT&T Corp.
John C. Petrillo         - Executive Vice President - Corporate Strategy &
                             & Business Development
William T. Schleyer      - President and CEO - AT&T Broadband




J. Michael Cook          - Director; Retired Chairman and CEO, Deloitte & Touche
                             LLP
Kenneth T. Derr          - Director; Chairman of the Board, Retired - Chevron
                             Corporation
M. Kathryn Eickhoff      - Director; President, Eickhoff Economics Incorporated
George M. C. Fisher      - Director; Retired Chairman and CEO, Eastman Kodak
                             Company
Amos B. Hostetter, Jr.   - Director; Chairman - Pilot House Associates
Shirley A. Jackson       - Director; President, Rensselaer Polytechnic Institute
Donald F. McHenry        - Director; President, The IRC Group, LLC
Louis A. Simpson         - Director; President and CEO - Capital Operations of
                             GEICO Corporation
Michael I. Sovern        - Director; President Emeritus and Chancellor Kent
                             Professor of Law, Columbia University
Sanford I. Weill         - Director; Chairman and Chief Executive Officer -
                             Citigroup Inc.